UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Date to Report Fourth Quarter and Fiscal Year 2009 Financial Results and Provides 2010 Outlook
     We, LDK Solar Co., Ltd., have provided an updated outlook for the fourth quarter of 2009 and select data for the year 2010. For the fourth quarter of 2009, we revised our expected ranges for revenue, wafer shipments and module shipments. We currently expects revenue in the range of $300 to $310 million, wafer shipments between 330 and 340 megawatts, or MW, and module shipments between 20 and 25 MW. We previously forecasted revenue in the range of $280 to $310 million, wafer shipments between 320 and 340 MW and module shipments between 20 and 30 MW.
     Additionally, we have provided guidance for fiscal year 2010. Based upon preliminary data and current expectations, our outlook for the fiscal year 2010 is as follows:
•	Revenue in the range of $1.35 billion to $1.45 billion;

•	Wafer shipments in the range of 1.3 gigawatts, or GW, to 1.4 GW;

•	Module shipments between 300 MW to 400 MW;

•	Gross margin between 15% and 20%; and

•	Production of polysilicon between 4,500 and 5,500 metric tons.
     The business outlook for the fiscal year ended December 31, 2010 is an estimate. The above results are subject to change based on further review by our management.
     We will release financial results for our fourth quarter and fiscal year 2009 on March 30, 2010, before the market opens. We will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time, or ET, the same day.
     To listen to the live conference call, please dial 877-941-2324 (within U.S.) or 480-629-9716 (outside U.S.) at 7:50 a.m. ET on March 30, 2010. An audio replay of the call will be available through April 1, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4263815#.
     A live webcast of the call will be available on our investor relations website at investor.ldksolar.com.
     Our press release issued on March 11, 2010 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer
Date: March 12, 2010

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Announces Date to Report Fourth Quarter and Fiscal Year 2009 Financial Results and Provides 2010 Outlook
XINYU CITY, China and SUNNYVALE, Calif., March 11, 2010 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today provided an updated outlook for the fourth quarter of 2009 and select data for the year 2010. For the fourth quarter of 2009, LDK Solar revised its expected ranges for revenue, wafer shipments and module shipments. LDK Solar currently expects revenue in the range of $300 to $310 million and wafer shipments between 330 and 340 MW and module shipments between 20 and 25 MW. The company previously forecasted revenue in the range of $280 to $310 million and wafer shipments between 320 and 340 MW and module shipments between 20 and 30 MW.
Additionally, LDK Solar provided guidance for fiscal year 2010. Based upon preliminary data and current expectations, the company’s outlook for the fiscal year 2010 is as follows:
— Revenue to be in the range of $1.35 billion to $1.45 billion;
— Wafer shipments in the range of 1.3 GW to 1.4 GW;
— Module shipments between 300 MW to 400 MW;
— Gross margin between 15% and 20%; and
— Production of polysilicon between 4,500 and 5,500 MT in 2010.
The business outlook for the fiscal year ended December 31, 2010 is an estimate. Results are subject to change based on further review by the management.
LDK Solar will release financial results for its fourth quarter and fiscal year 2009 on March 30, 2010, before the market opens. The company will host a corresponding conference call and live webcast at 8:00 a.m. Eastern Time (ET) the same day.
To listen to the live conference call, please dial 877-941-2324 (within U.S.) or 480-629-9716 (outside U.S.) at 7:50 a.m. ET on March 30, 2010. An audio replay of the call will be available through April 1, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4263815#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.
About LDK Solar (NYSE: LDK)
LDK Solar (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multi crystalline ingots, wafers, cells and modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multi crystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about our company and products, please visit www.ldksolar.com.
Safe Harbor Statement — LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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